TPG SPECIALTY LENDING, INC.

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

May 25, 2017

VIA EDGAR CORRESPONDENCE

Jay Williamson

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TPG Specialty Lending, Inc.
Registration Statement on Form N-2 (File No. 333-217207)

Dear Mr. Williamson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TPG Specialty Lending, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2, as amended, be accelerated so that it will be declared effective by 3:00pm, Eastern Time, on May 30, 2017 or as soon thereafter as reasonably practicable.

Please contact Adam E. Fleisher of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2286 or Helena K. Grannis of Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2376, counsel to the Company, if you have any questions or concerns regarding this matter.

Very truly yours,

TPG Specialty Lending, Inc.

By:	/s/ Ian Simmonds
Name: Ian Simmonds
Title: Chief Financial Officer

cc:	David Stiepleman
Jennifer Gordon
TPG Specialty Lending, Inc.

Adam E. Fleisher
Helena K. Grannis
Cleary Gottlieb Steen & Hamilton LLP